Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Hilton Worldwide Holdings Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, warrants to purchase debt or equity securities, subscription rights, purchase contracts and units and to the incorporation by reference therein of our reports dated February 7, 2024, with respect to the consolidated financial statements of Hilton Worldwide Holdings Inc., and the effectiveness of internal control over financial reporting of Hilton Worldwide Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, VA
April 26, 2024